Exhibit 11
COMMUNITY CENTRAL BANK CORPORATION
FORM 10-Q (continued)
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(In thousands, except per share data)
BASIC

Net income (loss) available to common	$(908)	$275	$(2,502)	$515
Shareholder / Weighted Average Shares	3,736	3,731	3,735	3,729

Basic Earnings (loss) per Share	$(0.24)	$0.07	$(0.67)	$0.14

DILUTED

Net income (loss) available to common	$(908)	$275	$(2,502)	$515
Shareholder / Weighted Average Shares	3,736	3,735	3,735	3,731

Diluted Earnings (loss) per Share	$(0.24)	$0.07	$(0.67)	$0.14

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